                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


               INFORMATION TO BE INCLUDED IN STATEMENT PURSUANT TO
             RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2
               (Amendment No. 1 to Schedule 13D on Schedule 13G)(1)


                           KELLSTROM INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    488035106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                       13G

CUSIP NO.  488035106                                           PAGE 2 OF   PAGES


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Zivi Nedivi       ###-##-####
--------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
    2
                                                                       (b)[ ]
--------------------------------------------------------------------------------

            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    4

            Israel
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    5
          Number of                           557,110(1)
            Shares               -----------------------------------------------
         Beneficially                      SHARED VOTING POWER
           Owned by                 6
             Each                             1,150,632(2)
          Reporting              -----------------------------------------------
            Person                         SOLE DISPOSITIVE POWER
             With                   7
                                              557,110(1)
                                 -----------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                              0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9

            1,150,632
--------------------------------------------------------------------------------

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 10
                                                                             [ ]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            9.22%(3)

--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    12

            IN
--------------------------------------------------------------------------------


----------

(1) Includes (i) 196,433 shares of Kellstrom Industries, Inc.'s common stock, par value $.001 per share (the "Common Stock"), and (ii) 360,667 shares of Common Stock subject to options exercisable within 60 days of the filing hereof.

(2) Includes (i) 196,433 shares of Common Stock, (ii) 360,667 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, (iii) 12,500 warrants held by Helix Capital II, LLC ("Helix"), which is controlled, in part, by Mr. Nedivi, (iv) 19,500 shares of Common Stock held by Helix, and (v) 561,532 shares of Common Stock beneficially owned by Mr. Stern (excluding the Common Stock held by Helix), of which Mr. Nedivi may be deemed to be beneficial owner as part of a group.

(3) Based on 12,483,349 shares of Common Stock outstanding as of December 9, 1998. Includes 721,334 shares of Common Stock subject to options granted to Messrs. Nedivi and Stern, in the aggregate, which are exercisable within 60 days of the date hereof.

                                       13G

CUSIP NO.  488035106                                           PAGE 3 OF   PAGES


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Yoav Stern        ###-##-####
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
    2
                                                                       (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Israel
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    5
          Number of                           561,532(1)
            Shares               -----------------------------------------------
         Beneficially                      SHARED VOTING POWER
           Owned by                 6
             Each                             1,150,632(2)
          Reporting              -----------------------------------------------
            Person                         SOLE DISPOSITIVE POWER
             With                   7
                                              561,532(1)
                                 -----------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                              0
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            1,150,632
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 10
                                                                             [ ]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            9.22%(3)
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    12
            IN
--------------------------------------------------------------------------------

----------

(1) Includes (i) 200,865 shares of Common Stock, and (ii) 360,667 shares of Common Stock subject to options exercisable within 60 days of the filing hereof.

(2) Includes (i) 200,865 shares of Common Stock, (ii) 360,667 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, (iii) 19,500 shares of Common Stock held by Helix, which is controlled, in part, by Mr. Stern, (iv) 12,500 shares of Common Stock subject to warrants held by Helix, and (v) 557,100 shares of Common Stock beneficially owned by Mr. Nedivi (excluding the Common Stock held by Helix) of which Mr. Stern may be deemed to be beneficial owner as part of a group.

(3) Based on 12,483,349 shares of Common Stock outstanding as of December 9, 1998. Includes 721,334 shares of Common Stock subject to options granted to Messrs. Nedivi and Stern, in the aggregate, which are exercisable within 60 days of the date hereof.

ITEM 1(a).    NAME OF ISSUER:

              Kellstrom Industries, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1100 International Parkway
              Sunrise, Florida 33323

ITEM 2(a).    NAME OF PERSON FILING:

              Pursuant to Rule 13(d)-1 of the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G is hereby filed by Zivi Nedivi and Yoav Stern (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

              This Schedule 13G amends the Schedule 13D (the "Schedule 13D") previously filed by the Reporting Persons on September 1, 1995. The Schedule 13D disclosed that Zivi Nedivi, Yoav Stern and Joram D. Rosenfeld entered into a Stockholders Agreement, as amended (the "Stockholders Agreement"), which includes, among other provisions, an agreement to vote together their respective shares of Common Stock, and certain rights of first refusal with respect to the sale of the Common Stock owned by each of them. Joram D. Rosenfeld, who may have been deemed to be a member of a group as set forth in the Schedule 13D, is no longer subject to the Stockholders Agreement. Mr. Rosenfeld died on February 19, 1997 and the Estate of Rosenfeld disposed of all of its shares of Common Stock by the end of April 1998.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The principal business office of the Reporting Person is:

              1100 International Parkway
              Sunrise, Florida 33323

ITEM 2(c).    CITIZENSHIP:

              Messrs. Nedivi and Stern are citizens of Israel.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.001 per share.

ITEM 2(e).    CUSIP NUMBER:

              488035106




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



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
        13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ] Broker or dealer registered under Section 15 of the Exchange
                Act.

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

      (e)   [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associative as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]




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




ITEM 4.     OWNERSHIP.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            (i) Mr. Nedivi may be deemed to beneficially own 1,150,642 shares of Common Stock consisting of (i) 196,433 shares of Common Stock, (ii) 360,667 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, (iii) 12,500 warrants held by Helix, which is controlled in part, by Mr. Nedivi, (iv) 19,500 shares of Common Stock held by Helix, and
                  (v) 561,532 shares of Common Stock beneficially owned by Mr. Stern (excluding the Common Stock held by Helix), of which Mr. Nedivi may be deemed to be beneficial owner pursuant to the Stockholders Agreement.

            (ii) Mr. Stern maybe deemed to beneficially own 1,150,642 shares of Common Stock consisting of (i) 200,865 shares of Common Stock,
                  (ii) 360,667 shares of Common Stock subject to options exercisable within 60 days of the filing hereof, (iii)19,500 shares of Common Stock held by Helix, which is controlled, in part, by Mr. Stern, (iv) 12,500 shares of Common Stock subject to warrants held by Helix, and (v) 557,100 shares of Common Stock beneficially owned by Mr. Nedivi (excluding the Common Stock held by Helix) of which Mr. Stern may be deemed to be beneficial owner pursuant to the Stockholders Agreement.



      (b)   Percent of class: 9.22%

      (c)   Number of shares as to which such person has:

                                                                               NEDIVI            STERN
                                                                               ------            -----

            (i)   Sole power to vote or to direct the vote                     557,110          561,532

            (ii)  Shared power to vote or to direct the vote                 1,150,632        1,150,642

            (iii) Sole power to dispose or to direct the disposition of        557,100          561,532

            (iv)  Shared power to dispose or to direct the disposition of            0                0



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
      [ ].






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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  N/A

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1999                                  February 16, 1999
---------------------------                        ---------------------------
(Date)                                             (Date)


/s/ Yoav Stern                                      /s/ Zivi Nedivi
---------------------------                        ---------------------------
Yoav Stern                                         Zivi Nedivi